MEXCO ENERGY CORPORATION

P. O. BOX 10502

MIDLAND, TX 79702-7502

(432) 682-1119 PHONE	NYSE American – MXC	(432) 682-1123 FAX

February 7, 2025

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	Mexco Energy Corporation Form 10-K for Fiscal Year Ended March 31, 2024 Filed June 27, 2024 File No. 001-31785

Ladies and Gentlemen:

Set forth below are the responses of Mexco Energy Corporation, a Colorado corporation (the “Company” or “Mexco”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 22, 2025, with respect to Mexco’s Annual Report on Form 10-K for the year ended March 31, 2024, filed with the Commission on June 27, 2024, File No. 001-31785 (the “10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. The references to page numbers in this response to the Staff’s comments correspond to the pages in the 10-K.

Form 10-K for Fiscal Year Ended March 31, 2024

Oil and Natural Gas Property Development, page 24

SEC Comment

1.	We note your disclosures on pages 24 and 25 indicating that during 2024, you expended $2 million for new participations in 52 wells, $450 thousand for completions of 21 wells that had been drilled the year before, and about $1.8 million for acquisitions of royalty interests in various producing wells.

Please reconcile the $4.3 million indicated by these disclosures to the $3.3 million in costs incurred for oil and gas properties reported on pages F-7 and F-13.

Response

The Company respectfully acknowledges the Staff’s comment and advises Staff the Oil and Natural Gas Property Development note continues with Sales of Properties. In the Sales of Properties paragraphs, the Company discloses entries into two 3 year Term Assignments for which we received approximately $1 million. The $3.3 million in costs incurred for oil and gas properties reported on pages F-7 and F-13 is the net value of the $4.3 million spent in new participations, prior year completions and acquisitions on pages 24 and 25 less the funds received for the Term Assignments. Mexco’s policy on assignments and divestitures of non-core oil and gas assets that do not result in a significant alteration of the relationship between the Company’s capitalized costs and proved reserves, then accordingly, will be recorded as a reduction of its full cost pool with no gain or loss recognized.

In all future filings, the Company will have a separate paragraph for Assignments (if any exist during the period) and include the accounting policy applied to such assignments under the Company’s Critical Accounting Policies and Estimates.

2.	We note your disclosures on page 26 indicating that you entered into two 3-year Term Assignments of leasehold interests covering certain acres in Texas and New Mexico during December 2023, for which you received about $1 million.

Please expand the disclosures in the notes to your financial statements to include the accounting policy applied to Term Assignments generally, and to provide details sufficient to understand the impact of these specific assignments on the individual line items reflecting these transactions during 2024.

The Company respectfully acknowledges the Staff’s comment and advises Staff the Company’s policy on proceeds from assignments and divestitures of non-core oil and gas assets, if they do not result in a significant alteration of the relationship between the Company’s capitalized costs and proved reserves, is to record proceeds as a reduction of its full cost pool with no gain or loss recognized.

Per Mexco’s policy on proceeds from assignments, the impact of these assignments was to the netted calculation of the “Additions to oil and gas properties” on the Cash flows from investing activities on page F-7.

In all future filings, the Company will include the accounting policy applied to such assignments under the Company’s Critical Accounting Policies and Estimates on page 28 as well as under Note 2. Summary of Significant Accounting Policies on page F-8.

Management’s Discussion and Analysis, page 23

Results of Operations

Fiscal 2024 Compared to Fiscal 2023, page 25

SEC Comment

3.	Please discuss and analyze the reasons for the increase in Other income in 2024 compared to 2023 to comply with Item 303(b)(2)(i) of Regulation S-K.

Response

The Company respectfully acknowledges the Staff’s comment and advises Staff that the increase in Other income should have been discussed in the Fiscal 2024 Compared to Fiscal 2023. The Company will include in all future filings, the discussion regarding increases and decreases in Other income which consists solely of Interest income.

The Company advises Staff that if such discussion had been included in Mexco’s 2024 10-K, it would have been similar to the narrative below:

Interest income. Interest income on corporate funds increased to $135,476 for the year ended March 31, 2024 from $8,009 for the year ended March 31, 2023. This increase is the result of the Company depositing $900,000 in the Vanguard Treasury Money Market Fund at The Vanguard Group, Inc. on March 30, 2023 and maintained an average balance of approximately $1.5 million for the year ended March 31, 2024. We also deposited $1,000,000 in the Schwab Treasury Obligations Money Fund at Charles Schwab on February 21, 2023 and maintained an average balance of approximately $850,000 for the year ended March 31, 2024.

Closing Comment

In connection with the above responses to the staff’s comments, Mexco acknowledges that Mexco is responsible for the adequacy and accuracy of the disclosure in the filings. Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at the number above or the email below.

Sincerely,

/s/ Tammy L. McComic

Tammy L. McComic
President & Chief Financial Officer
tmccomic@sbcglobal.net